Exhibit 3

FOR IMMEDIATE RELEASE	28 August 2015

WPP PLC (“WPP”)

MediaCom acquires minority stake in Australian media agency Rapid Media Services

WPP announces that MediaCom, part of its leading global media investment management arm GroupM, has acquired a minority stake in Rapid Media Services Pty Ltd (“Rapid Media Services”), a media communications agency in Australia with offices in Melbourne, Brisbane and the Gold Coast.

Founded in 2001 as part of full service advertising and communications agency, Rapid Media, Rapid Media Services specialises in media planning, strategy and buying across all traditional, digital and emerging channels.

Rapid Media Services has been affiliated with MediaCom in Australia since 2001. The company will continue to operate as an independent and stand-alone business led by Managing Director Vaughan O’Connor.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors. In Australia and New Zealand, WPP companies (including associates) generated revenues of US$1.2 billion in 2014, and employ 4,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people.

Contact:

Feona McEwan, WPP.	Tel +44 207 408 2204
Belinda Rabano, WPP Asia Pacific	Tel +86 136 0107 8488